 COVER LETTER
Leonard  E. Neilson

A  PROFESSIONAL  CORPORATION
LEONARD E. NEILSON	8160 South Highland Drive, Suite 104
Attorney at Law	Sandy, Utah 84093
Telephone: (801) 733-0800
Fax: (801) 733-0808
E-mail: LneilsonLaw@aol.com

September 22, 2010

Securities and Exchange Commission
Attn:  Jeffrey P. Riedler, Assistant Director
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

VIA:  EDGAR

Re:	Protect Pharmaceutical Corporation
Amendment No. 5 to
Registration Statement on Form 10-12G
SEC File No. 000-54001

Dear Mr. Riedler:

In response to your letter dated September 17, 2010, the following information, corresponding sequentially to the paragraph in your letter, is hereby submitted on behalf of the Registrant, Protect Pharmaceutical Corporation (“Protect” or the “Company”).  Amendment No. 5 to the registration statement is being filed concurrently with this letter.

The Company has made certain changes in the Amendment in response to the Staff’s comments and updated financial statements through June 30, 2010 as described below.  For your convenience, we have reproduced below the comments contained in the Staff’s September 17-letter in italicized text immediately before our response.  Also, as soon as possible we will provide you with a printed courtesy copy of the Amendment marked to show changes.

Form 10/12G as Amended on September 8, 2010
Note 8 – Restated Financial Statements, page F-26

Comment 1.
Please revise your discussion here and in your amended Form 10-Q to comply with ASC 250-10-50-11, more specifically the restatement effect on net income and earnings per share.  Additionally, it appears that the tabular disclosure was attempting to compare the restated amounts to the amounts originally filed.  Please remove the June 30, 2009 amounts and replace them with the June 30, 2010 amounts as originally filed.

Response to Comment 1:  We have revised Note 8 to the financial statements as per your comment to include the requisite information and to reflect the comparison of the original amounts and restated amounts as of June 30, 2010.  We have also revised Note 8 to the financial statements included in the Form 10-Q quarterly report for June 30, 2010 to include the same information and have filed this date amendment no. 2 to the Form 10-Q.

Securities and Exchange Commission
September 22, 2010

Amended Form 10Q filed on September 8, 2010
Exhibit 31.1

Comment 2.
We note that the certifications filed by your Chief Executive Officer include the introductory language of Paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.  Please note that Regulation 15D states that the principal executive officer of an issuer may omit this information until the issuer becomes subject to the internal control over financial reporting requirements.  If you have not performed such an evaluation, please revise your certification.

Response to Comment 2:  Exhibit 31.1 included with amendment no. 1 to the Form 10-Q for the period ended June 30, 2010 as filed today has been revised per your comment.  Please note that the introductory language of Paragraph 4 and the language of paragraph 4(b) have been omitted.

Please continue your review of the Protect Pharmaceutical Corporation registration statement.  Correspondences concerning this filing should be directed to this office by phone at (801) 733-0800, or by Fax at (801) 733-0808.

Yours truly,

/S/ Leonard E. Neilson

Leonard E. Neilson

:ae
Attachments
cc:  William D. Abajian, Chief Executive officer, Protect Pharmaceutical Corporation